Exhibit 99.2

A.          Operating Results

You should read the following management’s discussion and analysis of our financial condition and operating results in conjunction with the consolidated financial statements and the related notes thereto included in this annual report. The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,

	2017	2018	2019
Sales	100%	100%	100%
Cost of sales	63.5	68.6	65.7
Gross profit	36.5	31.4	34.3
Research and development expenses	11.1	11.1	14.3
Sales and marketing expenses	5.3	5.0	6.3
General and administrative expenses	3.6	2.9	4.0
Contingent consideration expense (benefit)	(3.7)	-	-
Operating Income	20.2	12.4	9.7
Financial income, net	0.2	0.7	1.6
Income before income taxes	20.4	13.1	11.3
Income tax expenses	3.1	2.2	1.6
Net Income	17.3	10.9	9.7

Sales in 2019 decreased by 21.3% to US$ 105,240 thousand compared to US$ 133,753 thousand in 2018. This decrease was mainly attributed to the lack of revenues from our largest-ever Cloud related Design Win we lost in March 2018. During 2019 we had no revenues from this Design Win.

Sales in 2018 increased moderately by 6.4% to US$ 133,753 thousand compared to US$ 125,690 thousand in 2017. Our modest growth in sales was mainly attributed to the following: On the positive side, this growth was mainly driven by our continued benefit from our success in expanding our customer base and product offering, especially in our CPE/EDGE product lines, supporting important market trends like NFV, SD-WAN and Cyber security. However, on the negative side, we lost our largest-ever Cloud related Design Win in March 2018. All of the above led to our modest growth in 2018 compared to 2017.

Gross profit in 2019 was US$ 36,094 thousand compared to US$ 42,056 thousand in 2018. Gross profit as a percentage of sales in 2019 was 34.3%, compared to 31.4% in 2018. The higher gross profit percentage in 2019 compared to 2018 was mainly attributed to: (i) a US$ 3.2 million write-off in 2018 related to the loss of our largest-ever Cloud related Design Win, which we announced on March 13, 2018, (ii) changes to the mix of products that we sold in 2019, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use (not including the above mentioned write-off); the inventory write-downs as a percentage of sales in 2019 decreased to 2.0%, compared to 2.9% in 2018.

Gross profit in 2018 was US$ 42,056 thousand compared to US$ 45,928 thousand in 2017. Gross profit as a percentage of sales in 2018 was 31.4%, compared to 36.5% in 2017. The lower gross profit percentage in 2018 compared to 2017 was attributed to: (i) a US$ 3.2 million write-off related to the loss of our largest-ever Cloud related Design Win, which we announced on March 13,2018, (ii) changes to the mix of products that we sold in 2018, on which our gross profit is largely dependent, which was influenced by our strategic decision to take advantage of increased revenue potential and opportunities, and (iii) write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use (not including the above mentioned write-off); the inventory write-downs as a percentage of sales in 2018 increased to 2.9%, compared to 2.3% in 2017.

Research and development expenses in 2019 increased moderately by 1.7% to US$ 15,075 thousand compared to US$ 14,820 thousand in 2018. This increase was mainly attributed to an increase in our research and development employees related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 1,169 thousand to such increase, offset by the following factors: (i) a decrease in amortization of acquired intangible assets, which amounted to US$ 0 in 2019, compared to US$ 655  thousand in 2018, (ii) capitalization of internal software development costs in the amount of US$ 1,018 thousand in 2019, compared to US$ 928 thousand in 2018, (iii) a decrease in the share-based compensation which amounted to approximately US$ 900 thousand in 2019, compared to US$ 953 thousand in 2018, and to (iv) the net effect of the strengthening of the US Dollar against the  Danish Krone, on the one hand, offset by a weakening of the US Dollar against the New Israeli Shekel on the other hand,  (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 116 thousand.

Research and development expenses in 2018 increased by 6.5% to US$ 14,820 thousand compared to US$ 13,915 thousand in 2017. This increase was mainly attributed to the increase in the number of our research and development employees, to an increase in consultants and subcontracted work, as well as to an increase in other related research and development expenses required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 2,308 thousand to such increase, as well as to an increase in the share-based compensation which amounted to approximately US$ 953 thousand in 2018, compared to US$ 832 thousand in 2017, all of which were offset by capitalization of internal software development costs in the amount of US$ 928 thousand, as well as a decrease in amortization of acquired intangible assets, which amounted to approximately US$ 655 thousand in 2018, compared to US$ 1,251  thousand in 2017.

Sales and marketing expenses in 2019 increased slightly by 0.1% to US$ 6,647 thousand compared to US$ 6,642 thousand in 2018. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 465 thousand, offset by a decrease in amortization of acquired intangible assets which amounted to US$ 0 in 2019, compared to US$ 384 thousand in 2018, as well as to a decrease in the share-based compensation which amounted to approximately US$ 493 thousand in 2019, compared to US$ 569 thousand in 2018.

Sales and marketing expenses in 2018 decreased by 1.2% to US$ 6,642 thousand compared to US$ 6,722 thousand in 2017. This decrease was mainly attributed to a decrease in amortization of acquired intangible assets, which amounted to approximately US$ 384 thousand in 2018, compared to US$ 637 thousand in 2017, offset by our continued investment in the promotion of our networking and data infrastructure solutions to our target markets including those driven by trends like Cloud Computing, Cyber security, SDN, NFV, Virtualization, SD-WAN and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately US$ 173 thousand.

General and administrative expenses in 2019 increased by 5.5% to US$ 4,159 thousand compared to US$ 3,943 thousand in 2018. This increase was mainly attributed to various general and administrative costs which amounted to approximately US$ 244 thousand, offset by the net effect of the strengthening of the US Dollar against the Danish Krone, on the one hand, offset by a weakening of the US Dollar against the New Israeli Shekel, on the other hand  (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 28 thousand.

General and administrative expenses in 2018 decreased by 12.5% to US$ 3,943 thousand compared to US$ 4,507 thousand in 2017. This decrease was mainly attributed to a decrease in payroll related expenses attributed to general and administrative activity which amounted approximately US$ 359 thousand, as well as to a decrease in the share-based compensation, which amounted to approximately US$ 530 thousand in 2018, compared to US$ 735 thousand in 2017.

In 2018, we had a contingent consideration expense in the amount of US$ 0 compared to a contingent consideration benefit in the amount of US$ 4,642 thousand in 2017. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

Financial income, net in 2019 increased by 78.3% to US$ 1,646 thousand compared to US$ 923 thousand in 2018. The increase resulted mainly from the net effect of the following factors: (i) an increase in income from investment in marketable securities and bank deposits, which was attributed to an increase in funds available for investment, which amounted to US$ 2,151 thousand in 2019 compared to US$ 808 thousand in 2018, offset by (ii) the net effect of the weakening of the US Dollar against the New Israeli Shekel, on the one hand, offset by a strengthening of the US Dollar against the Danish Krone on the other hand, which created a net financial expenses in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 357 thousand in 2019 compared to a net financial income of US$ 208 thousand in 2018.

Financial income, net in 2018 increased by 491.7% to US$ 923 thousand compared to US$ 156 thousand in 2017. The increase resulted from the net effect of the following factors: (i) an increase in income from investment in marketable securities, attributed to increase in the funds available for investment, which amounted to US$ 808 thousand in 2018 compared to US$ 310 thousand in 2017, (ii) a decrease in bank fees, which contributed approximately US$ 16 thousand to the increase, and (iii) a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created a net financial income in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 208 thousand in 2018 compared to a net financial expenses in the amount of US$ 45 thousand in 2017.

In 2019 we recorded current income tax expenses of US$ 2,343 thousand and deferred income tax benefit of US$ 699 thousand compared to current income tax expenses of US$ 3,231 thousand and deferred income tax expenses of US$ 5 thousand in 2018. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The change in the deferred income tax benefit was mainly attributed to the following factors: (i) a deferred income tax benefit relating to research and development costs, which amounted to US$ 755 thousand in 2019 compared to deferred income tax expenses in the amount of US$ 4 thousand in 2018,  (ii) a decrease in deferred income tax expenses relating to intangible assets, which amounted to US$ 40 thousand in 2019 compared to US$ 120 thousand in 2018, offset by (iii) a decrease in deferred income tax benefit relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 26 thousand in 2019 compared to US$ 135 thousand in 2018. In addition, in 2019 we recorded an income tax benefit relating to prior years in the amount of US$ 21 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 299 thousand in 2018.

In 2018, we recorded current income tax expenses of US$ 3,231 thousand and deferred income tax expenses of US$ 5 thousand compared to current income tax expenses of US$ 3,474 thousand and deferred income tax expenses of US$ 453 thousand in 2017. The minor decrease in our current income tax expenses was mainly attributed to a decrease in the corporate income tax rate in the US Federal jurisdiction. The decrease in the deferred income tax expenses was mainly attributed to deferred income tax expenses in relation to acquired goodwill, which amounted to US$ 127 thousand in 2018 compared to US$ 465 thousand in 2017, combined with an increase in deferred income tax benefit relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 135 thousand in 2018 compared to deferred income tax expenses which amounted to US$ 33 thousand in 2017. In addition, in 2018, we recorded an income tax benefit relating to prior years in the amount of US$ 299 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 59 thousand in 2017.

In 2019 we recorded net income of US$ 10,236 thousand compared to net income of US$ 14,637 thousand in 2018, a decrease of 30.1%. The decrease was mainly attributed to our lower gross profit in 2019 compared to 2018, as mentioned above.

In 2018, we recorded net income of US$ 14,637 thousand compared to net income of US$ 21,714 thousand in 2017, a decrease of 32.6%. The decrease was mainly attributed to the following factors: (i) the decrease in contingent consideration benefit which amounted to US$ 0 in 2018, compared to a contingent consideration benefit of US$ 4,642 thousand in 2017, and (ii) to our lower gross profit in 2018 compared to 2017, as mentioned above.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. Dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B.        Liquidity and Capital Resources

As of December 31, 2019, we had working capital of US$ 84,115 thousand and our current ratio (current assets to current liabilities) was 4.19. Cash and cash equivalents as of December 31, 2019 decreased by US$ 10,339 thousand to US$ 16,469 thousand, compared to US$ 26,808 thousand as of December 31, 2018. Short-term bank deposits as of December 31, 2019 increased by US$ 13,542 thousand to US$ 13,542 thousand, compared to US$ 0 as of December 31, 2018. Short-term marketable securities increased by US$ 12,445 thousand to US$ 14,045 thousand, compared to US$ 1,600 thousand as of December 31, 2018, and long-term marketable securities increased by US$ 930 thousand to US$ 46,542 thousand, compared to US$ 45,612 thousand as of December 31, 2018. The net increase of US$ 16,578 thousand in these four balance sheet items in 2019 was mainly attributed to positive cash provided by operating activities in the amount of US$ 26,726 thousand, offset by purchase of treasury shares in the amount of approximately US$ 7,971 thousand, payments in relation to purchase of property, plant and equipment which amounted to US$ 1,441 thousand, and investment in intangible assets which amounted to US$ 1,018 thousand.

Trade receivables increased to US$ 24,936 thousand as of December 31, 2019, compared to US$ 23,817 thousand as of December 31, 2018. This increase was mainly attributed to a one-time change of payment terms with one of our larger customers in 2018. Other receivables decreased to US$ 4,964 thousand as of December 31, 2019, compared to US$ 9,487 thousand as of December 31, 2018. This decrease was mainly attributed to a decrease in advances to suppliers.

Trade payables increased to US$ 16,419 thousand as of December 31, 2019, compared to US$ 15,407 thousand as of December 31, 2018. Other payables and accrued liabilities increased to US$ 8,823 thousand as of December 31, 2019, compared to US$ 6,133 thousand as of December 31, 2018. This increase was mainly attributed to an increase in our accrued expenses.

Inventories decreased to US$ 36,491 thousand as of December 31, 2019, compared to US$ 42,369 thousand as of December 31, 2018. This decrease was mainly attributed to a decrease in sales.

Cash provided by operating activities in 2019 amounted to US$ 26,726 thousand compared to cash provided by operating activities in the amount of US$ 45,678 thousand in 2018. The cash provided by operating activities in 2019 was the result of our positive operating income.

Capital expenditures on property and equipment for year ended December 31, 2019 were US$ 1,635 thousand, compared to US$ 1,740 thousand as of December 31, 2018. This decrease was mainly attributed to a decrease in investment in equipment used for production and research and development.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.